FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 5, 2012	By:	/s/ Minoru Hatada
Minoru Hatada
Senior Managing Director

Nomura Finalizes Number of Stock Options

Tokyo, June 5, 2012— Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights and the number of grantees based on a resolution of its Executive Management Board held on May 16, 2012, as outlined below.

	Stock Acquisition Rights No. 44	Stock Acquisition Rights No. 45	Stock Acquisition Rights No. 46	Stock Acquisition Rights No. 47

1. Total Number of Stock Acquisition Rights to be Issued	136,589	136,290	135,963	53,756

2. Grantees	Total of 1,119 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 1,119 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 1,119 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 514 directors, executive officers and employees of the Company and subsidiaries of the Company

3. Shares of Common Stock Under Stock Acquisition Rights	13,658,900 shares	13,629,000 shares	13,596,300 shares	5,375,600 shares

	Stock Acquisition Rights No. 48	Stock Acquisition Rights No. 49	Stock Acquisition Rights No. 50

1. Total Number of Stock Acquisition Rights to be Issued	53,657	19,827	19,811

2. Grantees	Total of 514 directors, executive officers and employees of the Company and subsidiaries of the Company	Total of 58 employees of the Company and directors, executive officers and employees of subsidiaries of the Company	Total of 58 employees of the Company and directors, executive officers and employees of subsidiaries of the Company

3. Shares of Common Stock Under Stock Acquisition Rights	5,365,700 shares	1,982,700 shares	1,981,100 shares

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (fixed income, equities, and investment banking). For further information about Nomura, please visit www.nomura.com.